SHIMODA RESOURCES HOLDINGS, INC.


June 20, 2003


John Reynolds, Assistant Director
Office of Small Business
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Shimoda Resources Holdings, Inc.
         Reg. Statement on Form SB-2
         File No. 333-90978
         Filed June 21, 2002


Dear Mr. Reynolds,

Pursuant to the requirements of Rule 477 under the Securities Act of 1933, as amended, Shimoda Resources Holdings, Inc. (the "Company") hereby requests that the Securities and Exchange Commission ("SEC") consent to the withdrawal of the Company's Registration Statement on Form SB-2 (File No. 333-90978) filed on June 21st, 2002 (the "Registration Statement").

The Company is withdrawing the Registration Statement because it has been informed that the Company does not qualify as a small business issuer since it is deemed to be an "investment company", as defined under the Investment Company Act of 1940. The Registration Statement has not been declared effective, and none of the Company's securities were sold in connection with the offering previously contemplated to be made under the Registration Statement.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned at Shimoda Resources Holdings, Inc., 15 River Road, Suite 230, Wilton, Connecticut 06897-4065. If you have any questions regarding this letter, please contact me directly. Very truly yours,

 /s/ David J. Mapley
--------------------
David J. Mapley
CEO

CC: W. Barnett, Esq., E. Purple, Esq.







          15 River Road, Suite 230, Wilton, Connecticut 06897-4065 USA
                       Tel: 203-563-9430 Fax: 203-563-9832
                            www.shimodaresources.com